Andrews Kurth LLP
600 Travis, Suite 4200
Houston, Texas 77002
+1.713.220.4200 Phone
+1.713.220.4285 Fax
andrewskurth.com

May 18, 2015

Via E-mail

Mr. Jay Ingram

Legal Branch Chief

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Green Plains Partners LP

Amendment No. 1 to Draft Registration Statement on Form S-1

Submitted April 17, 2015

File No. 377-00944

Dear Mr. Ingram:

Set forth below are the responses of Green Plains Partners LP, a Delaware limited partnership (“Green Plains,” “we,” “us,” or “our”), to the comments received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission by letter dated May 1, 2015 with respect to Confidential Draft Submission No. 2 of our registration statement on Form S-1 (“Draft 2”). Each response below has been prepared and is being provided by Green Plains, which has authorized Andrews Kurth LLP to respond to the Staff’s comments on its behalf.

Concurrently with the submission of this letter, we have submitted through EDGAR our Registration Statement on Form S-1 (the “Registration Statement”). For your convenience, we have hand delivered five copies of this letter, as well as five copies of the Registration Statement marked to show all changes made since Draft 2, submitted on April 17, 2015.

For the Staff’s convenience, each response is prefaced by the exact text of the Staff’s corresponding comment in bold, italicized text. All references to page numbers and captions in the responses correspond to the Registration Statement, unless otherwise indicated.

Our Cash Distribution Policy and Restrictions on Distributions, page 59

1.

We have reviewed your response to comment 14 in our letter dated April 2, 2015. We note your disclosure on pages 63 and 95 that you believe distributable cash flow is substantially equivalent to the operating surplus generated during the periods shown but it does not

Securities and Exchange Commission

appear that you have made any revisions regarding capital surplus. As previously requested, please tell us what consideration you gave to disclosing your capital surplus for your most recent fiscal year and providing investors with an understanding as to how your capital surplus correlates to your estimated distributable cash flow measure.

Response:

We acknowledge the Staff’s comment and have revised the Registration Statement accordingly. Please see our revised disclosure on pages 64, 96 and 97 and please refer to the new risk factor on pages 49 and 50. In addition, we respectfully submit that capital surplus was not relevant for prior periods as we did not operate the business as it will be operated in the future, and we believe any additional discussion of capital surplus will not provide investors with meaningful information.

Selected Historical and Pro Forma Condensed Consolidated Financial and Operating Data, page 89

Non-GAAP Financial Measure, page 91

2.	We have reviewed your response to comment 15 in our letter dated April 2, 2015. Your response appears to indicate that you use Adjusted EBITDA as a performance measure. As such, it is not clear why you state Adjusted EBITDA may be used to assess your ability to incur and service debt and fund capital expenditures as well as to assess the viability of other capital expenditure projects. Further, you disclose that Adjusted EBITDA should not be considered an alternative to GAAP cash from operations or any other measure of liquidity and that Adjusted EBITDA has important limitations as an analytical tool because it excludes some but not all items that affect cash from operations. Please note that the limitations of a performance measure should not address cash, cash requirements or liquidity given that you present this measure as a performance measure. As such, please revise your disclosure or tell us why your current disclosure is meaningful information as it relates to a performance measure.

Response:

We acknowledge the Staff’s comment and have revised the Registration Statement accordingly. Please see our revised disclosure on page 96.

Reimbursement of Partnership Litigation Costs, page 168

3.	Please expand your disclosure regarding the fee-shifting provision to clarify the following:

•	The meaning of the phrase “substantially achieves, in substance and amount,”

•	who is subject to the provision (e.g., former and current limited partners, legal counsel, expert witnesses); and

•	the parties who may be allowed to recover their fees and expenses, including the parties who could be deemed to be an “affiliate” in this context.

Securities and Exchange Commission

Response:

We acknowledge the Staff’s comment and have revised the Registration Statement accordingly. Please see our revised disclosure on page 173.

BlendStar LLC Financial Statements, page F-7

Note 11. Related Party Transactions, page F-20

4.	We have reviewed your response to comment 23 in our letter dated April 2, 2015. Please disclose, if true, that management believes the method used to allocate related party costs is reasonable. In addition, since agreements with related parties are by definition not at arm’s length and may be changed at any time, please disclose, if practicable, management’s estimate of what the expenses would have been for each period presented on a stand-alone basis. If it is not practicable to provide an estimate, so state. Refer to SAB Topic 1:B.1.

Response:

We acknowledge the Staff’s comment and have revised the Registration Statement accordingly. Please see our revised disclosure on pages F-20 and F-21.

Please direct any questions or comments regarding the foregoing to the undersigned at (713) 220-4360.

Sincerely,

/s/ G. Michael O’Leary
G. Michael O’Leary

cc:	Michelle Mapes, Green Plains Inc.

Ryan Maierson, Latham & Watkins LLP